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                          January 22, 2021

       Arie Kotler
       Chairman and Chief Executive Officer
       ARKO Corp.
       8565 Magellan Parkway
       Suite 400
       Richmond, Virginia 23227-1150

                                                        Re: ARKO Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-252106

       Dear Mr. Kotler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Drew Altman